Exhibit 99.1

Castor Maritime Inc. Announces Results of its 2026 Annual General Meeting of Shareholders

Limassol, Cyprus, September 15, 2026 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping and energy company, announced today that the Company’s 2026 Annual General Meeting of Shareholders (the “Meeting”) was duly held on September 11, 2026, at 6:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

At the Meeting, the following proposals were approved and adopted:

1.	The re-election of Mr. Petros Panagiotidis to serve as the Company’s Class C Director until the 2029 Annual General Meeting of Shareholders; and

2.	The appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2026.

About Castor Maritime Inc.

Castor Maritime Inc. is a diversified global shipping and energy company, with activities directly and indirectly in asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects.

Castor operates a wholly or partially owned fleet of 11 vessels, with an aggregate capacity of 0.9 million dwt. Castor is also the majority shareholder of the Frankfurt-listed asset manager MPC Oceanic Group AG.

For more information please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Investor Relations
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com